Room 4561

February 5, 2007

Mr. Michael E. Lehman
Chief Financial Officer and
Executive Vice President,
Corporate Resources
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, CA 95054

  **Re:** **Sun Microsystems, Inc.**
     **Form 10-K for the Fiscal Year Ended June 30, 2006**
     **Filed September 8, 2006**
     **File No. 000-15086**

Dear Mr. Lehman:

  We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We note that the StorageTek acquisition appears to have had a material impact on certain revenue and expense items but you have not provided quantification of this impact. Your disclosures on page 29 indicate that you are unable to

accurately separately quantify the results of the former StorageTek business due to certain integration activities. We note that StorageTek's revenues would have increased your 2005 revenues by approximately 19% based on the pro forma information provided on page 68. We also note your net loss would have more than tripled in 2005 had StorageTek been included in your 2005 results. Therefore, it appears that quantification of the impact of this acquisition is necessary to an understanding of your business as a whole. In view of these concerns, please explain to us why you believe your existing disclosure complies with the requirements of Item 303(a)(3) of Regulation S-K, as interpreted by Release No. 33-6835.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page 54

Revenue Recognition, page 58

2.     We note that in June 2005 you began offering OpenSolaris, an open source project which enables your customers to download the Solaris operating system free of charge. Please tell us more about your arrangements that include OpenSolaris and explain the impact, if any, on your revenue recognition policies. Refer to the authoritative literature that supports your accounting as necessary. Also, please explain to us how your current revenue recognition policy addresses arrangements involving OpenSolaris.

Note 3. Balance Sheet Details, page 61

Other Non-Current Assets, Net, page 62

3.     We note that you classify "spare parts, net" as Other Non-Current Assets, Net. Please explain the nature of, and underlying uses for, these assets. As part of your response, refer to the authoritative literature that supports your accounting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.


Sincerely,


Mark Kronforst
Accounting Branch Chief